CHINA SHEN ZHOU MINING & RESOURCES, INC.

Option for the Purchase of up to $1,000,000 of Shares of Common Stock
Par Value $0.001

STOCK OPTION AGREEMENT

THE HOLDER OF THIS OPTION, BY ACCEPTANCE HEREOF, BOTH WITH RESPECT TO THE OPTION AND COMMON STOCK ISSUABLE UPON EXERCISE OF THE OPTION, AGREES AND ACKNOWLEDGES THAT THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE TRANSFERRED OR SOLD IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT OR OTHER COMPLIANCE UNDER THE SECURITIES ACT OR THE LAWS OF THE APPLICABLE STATE OR A "NO ACTION" OR INTERPRETIVE LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER, AND ITS COUNSEL, TO THE EFFECT THAT THE SALE OR TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND SUCH STATE STATUTES.

This is to certify that, for value received, Shenzhen DRB Investment Consultant Limited.(the "Optionee") is entitled to purchase from CHINA SHEN ZHOU MINING & RESOURCES, INC. (the "Company"), on the terms and conditions hereinafter set forth, all or any part of that number of shares of common stock purchasable by Optionee at the Option Price, as set forth below, for the sum of $1,000,000 ("Option Shares") of the Company's common stock, par value $0.001 (the "Common Stock"), at the Option Price set forth in paragraph 1 below. Upon exercise of this option in whole or in part, a certificate for the Option Shares so purchased shall be issued and delivered to the Optionee. If less than the total option is exercised, a new option of similar tenor shall be issued for the unexercised portion of the options represented by this Agreement.

This option is granted subject to the following further terms and conditions:

1.   This option shall be exercisable at a price equal to the "First Financing Price," as defined below, discounted by 30%; provided that such price shall in no event be higher than $3.00 per share (the "Option Price"). For purposes of this Agreement, "First Financing Price" shall be defined as either: (a) the per share equity price in the first purchase and sale of equity securities of the Company by a party following the date of this Agreement; or (b) the first conversion price under any debt instrument which is convertible into equity securities, which is issued by the Company following the date of this Agreement, whichever is sooner.

The Optionee may exercise this Option at any time and from time to time during the Exercise Period, in whole or in part (but not in denominations of fewer than 5,000 Option Shares, except upon an exercise of this Option with respect to the remaining balance of Option Shares purchasable hereunder at the time of exercise), by delivering to the Company at its Corporate Office (i) a duly executed Notice of Exercise in substantially the form attached hereto, (ii) the certificate representing the Options and (iii) a bank cashier's or certified check for the aggregate Exercise Price of the Option Shares being purchased.

The Optionee may, at its option, in lieu of paying cash for the Option Shares, exercise this Option by an exchange, in whole or in part (an "Option Exchange"), by delivery to the Company of (i) a duly exercised Notice of Exercise electing an Option Exchange and (ii) the certificate representing this Option. In connection with any Option Exchange, the Optionee shall be deemed to have paid for the Option Shares an amount equal to the Fair Market Value of each Option delivered, and the Options shall be deemed exercised for the amount so paid. For this purpose, the Fair Market Value of each Option is the difference between the Market Value of a share of Common Stock and the Exercise Price on the Exercise Date. Fair Market Value shall mean the average Closing Bid Price of a share of Common Stock during the ten (10) Trading Days ending on the Exercise Date.

The Company agrees that the Option Shares shall be deemed to have been issued to the Optionee as the record owner of such Option Shares as of the close of business on the date on which this Option shall have been surrendered together with the aforementioned written notice of election to purchase, and payment for such Option Shares shall have been made as aforesaid. Certificates for the Option Shares so purchased shall be delivered to the Optionee within a reasonable time, not exceeding five (5) business days, after the rights represented by this Option shall have been so exercised, and, unless this Option has expired, a new Option representing the number of shares, if any, with no respect to which this Option shall not then have been exercised shall also be issued to the Optionee within such time.

2.   This option shall vest and be exercisable immediately, and shall expire at 5:00 p.m. California time on the date which is five years from the date of this option. In order to exercise this option with respect to all or any part of the Option Shares for which this option is at the time exercisable, Optionee (or in the case of exercise after Optionee's death, Optionee's executor, administrator, heir or legatee, as the case may be) must take the following actions:

(a)   Deliver to the Corporate Secretary of the Company an executed notice of exercise in substantially the form of attached to this Agreement (the "Exercise Notice") in which there is specified the number of Option Shares which are to be purchased under the exercised option.

(b)   Pay the aggregate Option Price for the purchased shares.

(c)   Furnish to the Company appropriate documentation that the person or persons exercising the option (if other than Optionee) have the right to exercise this option.

(d)   For purposes of this Agreement, the Exercise Date shall be the date on which the executed Exercise Notice shall have been delivered to the Company. Except to the extent the sale and remittance procedure specified above is utilized in connection with the option exercise, payment of the Option Price for the purchased shares must accompany such Exercise Notice.

(e)   Upon such exercise, the Company shall issue and cause to be delivered with all reasonable dispatch (and in any event within three business days of such exercise) to or upon the written order of the Optionee at its address, and in the name of the Optionee, a certificate or certificates for the number of full Option Shares issuable upon the exercise together with such other property (including cash) and securities as may then be deliverable upon such exercise. Such certificate or certificates shall be deemed to have been issued and the Optionee shall be deemed to have become a holder of record of such Option Shares as of the Exercise Date.

3.   The Optionee acknowledges that the shares subject to this option have not and will not be registered as of the date of exercise of this option under the Securities Act or the securities laws of any state. The Optionee acknowledges that this option and the shares issuable on exercise of the option, when and if issued, are and will be "restricted securities" as defined in Rule 144 promulgated by the Securities and Exchange Commission and must be held indefinitely unless subsequently registered under the Securities Act and any other applicable state registration requirements. The Company is under no obligation to register the securities under the Securities Act or under applicable state statutes. In the absence of such a registration or an available exemption from registration, sale of the Option Shares may be practicably impossible. The Optionee shall confirm to the Company the representations set forth above in connection with the exercise of all or any portion of this option.

4.   The Company, during the term of this Agreement, will obtain from the appropriate regulatory agencies any requisite authorization in order to issue and sell such number of shares of its Common Stock as shall be sufficient to satisfy the requirements of the Agreement.

5.   The number of Option Shares purchasable upon the exercise of this option and the Option Price per share shall be subject to adjustment from time to time subject to the following terms. If the outstanding shares of Common Stock of the Company are increased, decreased, changed into or exchanged for a different number or kind of shares of the Company through reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, the Company or its successors and assigns shall make an appropriate and proportionate adjustment in the number or kind of shares, and the per-share Option Price thereof, which may be issued to the Optionee under this Agreement upon exercise of the options granted under this Agreement. The purchase rights represented by this option shall not be exercisable with respect to a fraction of a share of Common Stock. Any fractional shares of Common Stock arising from the dilution or other adjustment in the number of shares subject to this option shall rounded up to the nearest whole share.

6.   The Company covenants and agrees that all Option Shares which may be delivered upon the exercise of this option will, upon delivery, be free from all taxes, liens, and charges with respect to the purchase thereof, provided, that the Company shall have no obligation with respect to any income tax liability of the Optionee and the Company may, in its discretion, withhold such amount or require the Optionee to make such provision of funds or other consideration as the Company deems necessary to satisfy any income tax withholding obligation under federal or state law.

7.   The Company agrees at all times to reserve or hold available a sufficient number of shares of Common Stock to cover the number of Option Shares issuable upon the exercise of this and all other options of like tenor then outstanding.

8.   This option shall not entitle the holder hereof to any voting rights or other rights as a shareholder of the Company, or to any other rights whatsoever, except the rights herein expressed, and no dividends shall be payable or accrue in respect of this option or the interest represented hereby or the Option Shares purchasable hereunder until or unless, and except to the extent that, this option shall be exercised..

9.   The Company may deem and treat the registered owner of this option as the absolute owner hereof for all purposes and shall not be affected by any notice to the contrary.

10.   In the event that any provision of this Agreement is found to be invalid or otherwise unenforceable under any applicable law, such invalidity or unenforceability shall not be construed as rendering any other provisions contained herein invalid or unenforceable, and all such other Provisions shall be given full force and effect to the same extent as though the invalid or unenforceable provision were not contained herein.

11.   This Agreement shall be governed by and construed in accordance with the internal laws of the state of Nevada, without regard to the principles of conflicts of law thereof.

12.   Except as otherwise provided herein, this Agreement shall be binding on and inure to the benefit of the Company and the person to whom an option is granted hereunder, and such person's heirs, executors, administrators, legatees, personal representatives, assignees, and transferees.

IN WITNESS WHEREOF, the Company has caused this option to be executed by the signature of its duly authorized officer, effective this _____ day of _____, 2006.

China Shen Zhou Mining & Resources, Inc.

By

Yu Xiao-jing, President

The undersigned Optionee hereby acknowledges receipt of a copy of the foregoing option and acknowledges and agrees to the terms and conditions set forth in the option.

Shenzhen DRB Investment Consultant

Limited.

By_____
Its: President

EXERCISE NOTICE

(to be signed only upon exercise of Option)

TO: China Shen Zhou Mining & Resources, Inc.

The Optionee, holder of the attached option, hereby irrevocable elects to exercise the purchase rights represented by the option for, and to purchase thereunder, shares of common stock of China Shen Zhou Mining & Resources, Inc., and herewith makes payment therefor, and requests that the certificate(s) for such shares be delivered to the Optionee at:

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If purchase is to be effected by conversion of the option to Common Stock, the Optionee hereby converts option rights with respect to Option Shares represented by the option.

If acquired without registration under the Securities Act of 1933, as amended ("Securities Act"), the Optionee represents that the Common Stock is being acquired without a view to, or for, resale in connection with any distribution thereof without registration or other compliance under the Securities Act and applicable state statutes, and that the Optionee has no direct or indirect participation in any such undertaking or in the underwriting, of such an undertaking. The Optionee understands that the Common Stock has not been registered, but is being acquired by reason of a specific exemption under the Securities Act as well as under certain state statutes for transactions by an issuer not involving any public offering and that any disposition of the Common Stock may, under certain circumstances, be inconsistent with these exemptions. The Optionee acknowledges that the Common Stock must be held and may not be sold, transferred, or otherwise disposed of for value unless subsequently registered under the Securities Act or an exemption from such registration is available. The Company is under no obligation to register the Common Stock under the Securities Act, except as provided in the Agreement for the option. The certificates representing the Common Stock will bear a legend restricting transfer, except in compliance with applicable federal and state securities statutes.

The Optionee agrees and acknowledges that this purported exercise of the option is conditioned on, and subject to, any compliance with requirements of applicable federal and state securities laws deemed necessary by the Company.

DATED this _____ day of _____, 200___.

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Signature